

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2014

Via E-mail
Leo Johnson
Chief Financial Officer
Airgain, Inc.
3611 Valley Centre Drive, Suite 150
San Diego, CA 92130

> **Re: Airgain, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 12, 2014**
> **CIK No. 0001272842**

Dear Mr. Johnson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please update your financial statements and other financial information to include the interim period June 30, 2014. Please refer to Rule 3-12 of Regulation S-X.

2. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that was may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

3.   Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5.   Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Prospectus Summary, page 1

6.   We note your disclose your sales growth from 2009 to 2013 and increase in income from operations. To provide balance, please disclose net income or losses for the applicable periods. Please revise throughout such as on pages 31 and 42.

Risk Factors, page 8

We have identified a material weakness and significant deficiencies in…, page 13

7.   Please expand your disclosure to discuss the internal control deficiencies and how you remediated these deficiencies.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

8.   We note your discussion on pages 35 and 35 regarding total sales growth. We note you disclose the increase in the total number of units sold. Please revise to discuss the factors affecting or circumstances driving this growth.

Non-GAAP Financial Results, page 34

9.   Please reconcile Adjusted EBITDA to net income, which is the most directly comparable GAAP financial measure.

10.   Please consider quantifying each of the significant non-recurring expenses in your calculation of Adjusted EBITDA. Also, it appears inappropriate to characterize certain of these expenses as non-recurring, since these expenses occurred in 2013 and 2014. Please refer to the guidance in Question 102.3 of the Compliance and Disclosure Interpretations on non-GAAP financial measures located on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Liquidity and Capital Resources, page 36

11.   We note your disclosure in the middle of page 37 regarding investing for long-term growth. Please disclose the amount or a range of the amount you intend invest in the next 12 months.

12.   Please explain in more detail the reasons for the significant increase in net cash used in investing activities in the three months ended March 31, 2014 compared to prior periods.

Contractual Obligations and Commitments, page 38

13.   We note that you have various notes payable outstanding that apparently are not reflected in the table. Please revise the table or tell us why these notes are excluded.

14.   Please revise the table to reflect your obligations under the term loan of $750,000. Please refer to page F-17.

Revenue Recognition, page 38

15.   We note that you often become involved with customers in the design phase and also supply OTA testing to your customers. On page 31, you disclose that you generally provide these services for free. Please tell us how you account for these services when you charge your customers.

Financial Statements

Balance Sheets, page F-3

16.   Please revise the notes to the financial statements to disclose the details and significant terms of your notes payable balances.

<u>Statement of Cash Flows, page F-6</u>

17.   Please disclose the details of the transaction in which you acquired property and equipment through lease incentives. In this regard, we note that this non-cash event comprises a material portion of your Property and Equipment balance.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Cheston Larson
        Matt Bush
        Latham & Watkins LLP